Exhibit (a)(9)


     July 23, 1999--Nalco Chemical Company (NYSE:NLC) and Suez Lyonnaise des Eaux (Paris Bourse:LY) announced today that they have received requests for additional information and other documentary material from the U.S. Federal Trade Commission under the Hart-Scott Rodino Antitrust Improvements Act with respect to Suez's previously announced proposed acquisition of Nalco. This request extends the waiting period under the HSR Act during which the parties are prohibited from closing the transaction. The companies said that they intend to cooperate with FTC's inquiries as quickly as practicable.

     On July 1, 1999, Suez Lyonnaise des Eaux commenced a cash tender offer for all of Nalco's Common Stock, at a price of $53.00 per share of Common Stock, and Series B ESOP Convertible Preferred Stock, at a price of $1060.00 per share of ESOP Stock. The tender offer is conditioned on, among other things, the expiration or termination of the HSR Act waiting period and other customary conditions. The tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday July 30, 1999.

     Nalco  Contact:   Graham   Jackson  -  630-305-1365   or  Paul  Cholette  -
630-305-1147.

     Suez Lyonnaise des Eaux contact: John Ferguson, Morrow & Co. - 212-754-8000